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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)


                 American Financial Corporation


                        (Name of Issuer)

           Series F Cumulative Voting Preferred Stock
           Series G Cumulative Voting Preferred Stock
           (In each case, $1.00 par value per share)


                 (Title of Class of Securities)

                      Series F - 026087809
                      Series G - 026087874


                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538


         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


Check  the  following  box  if a fee  is  being  paid  with  this
statement [   ].

                       Page 1 of 5 Pages


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CUSIP  NO. 026087809           13G             Page 2 of 5  Pages
026087874

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Administrative Plan Committee of The American
     Financial Corporation Employee Stock Ownership/
     Retirement Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

     SOLE VOTING POWER
         8,610,873 Preferred Shares (See Item 2(d))

6    SHARED VOTING POWER
         - - -

7    SOLE DISPOSITIVE POWER
         8,610,873 Preferred Shares (See Item 2(d))

8    SHARED DISPOSITIVE POWER
          - - -

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,610,873 Preferred Shares (See Item 2(d))

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          61.0%

12    TYPE OF REPORTING PERSON*
          EP


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     This Statement is filed on behalf of the Administrative Plan
Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan to amend and update its Schedule 13D filed on April 11, 1995. Hereafter, for so long as the Reporting Person is qualified to use this Schedule, it will file amendments on Schedule 13G.

Item 1(a).  Name of Issuer.
     American Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Office.
     One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a).  Name of Person Filing.
      The Administrative Plan Committee of The American Financial
Corporation Employee Stock Ownership/Retirement Plan

Item 2(b).  Address of Principal Business Office or, if None,
            Residence.
     One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c).  Citizenship.
     Not Applicable

Item 2(d).  Title of Class of Securities.
     $1.00  par, Series F Voting Cumulative Preferred  Stock  and
     $1.00  par,  Series G Voting Cumulative Preferred  Stock  of
     American Financial Corporation. These two securities are the same class of preferred shares.

Item 2(e).  Cusip Number.
     Series F Preferred - 026087809
     Series G Preferred - 026087874

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.


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Item 4. Ownership.

(a)  Amount Beneficially Owned:                       8,610,873
(b)  Percentage of Class:                             61.0%
(c)  Number of shares as to which such person has:
     (i)        Sole power to vote or direct the vote: 8,610,873
     (ii)  Shared power to vote or direct the vote:   none
     (iii) Sole power to dispose or direct the
              disposition of:                         8,610,873
     (iv)  Shared power to dispose or direct the
              disposition of:                         none

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 1996

                         The Administrative Plan Committee of The
                         American  Financial Corporation Employee
                         Stock Ownership/Retirement Plan

                         By:  Sandra W. Heimann *
                              -----------------------------------
                              Sandra W. Heimann, Member

                         By:  Ronald F. Walker*
                              -----------------------------------
                              Ronald F. Walker, Member

* By James C. Kennedy, Attorney-in-Fact pursuant to authority granted in the Powers of Attorney attched hereto as Exhibit 1.

                              - 4 -
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Exhibit 1

     POWER OF ATTORNEY

      I, Sandra W. Heimann, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 4th day of April, 1995.

                         /s/ Sandra W. Heimann
                             Sandra W. Heimann


                       POWER OF ATTORNEY

      I, Ronald F. Walker, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 4th day of April, 1995.

                         /s/ Ronald F. Walker
                             Ronald F. Walker

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